May 23, 2006

Mr. Michael Moran
Branch Chief
Division of Corporation Finance
Mail Stop 3561
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:   MacDermid, Incorporated
Form 10-K for the year ended December 31, 2006
Form 8-K dated April 27, 2006
File No. 001-13889

Dear Mr. Moran:

This letter is to supplement our (MacDermid, Incorporated) letter of May 15, 2006. In connection with your comment 8, which is repeated below, please also note the analysis provided below:

Form 8-K dated April 27, 2006

8.  Please clarify the method previously used and the method now being used to translate the foreign currency for your overseas Goodwill and Other
Intangible Assets. Your policy states that assets and liabilities of your foreign subsidiaries are translated into U.S. dollars using foreign currency exchange rates prevailing as of the balance sheet date. Please tell us if the goodwill and other intangible assets of your foreign subsidiaries were not included in the remeasurement at each balance sheet date.

Additional Response:

Please consider the following additional analysis regarding this topic. We have provided below discussion under the headings: Staff Accounting Bulletin 99 - Materiality; Accounting Under FAS 52; Analysis Under SAB Topic 1-M.

STAFF ACCOUNTING BULLETIN 99 - MATERIALITY

The following highlighted text was taken directly from SAB 99. We considered each of the factors below in determining the materiality of the error correction as it relates to MacDermid’s overall financial condition. Our assessment follows each highlighted point.

The FASB rejected a formulaic approach to discharging "the onerous duty of making materiality decisions"11 in favor of an approach that takes into account all the relevant considerations. In so doing, it made clear that magnitude by itself, without regard to the nature of the item and the circumstances in which the judgment has to be made, will not generally be a sufficient basis for a materiality judgment.

In assessing the magnitude of the error correction we considered the amount of the correction relative to the balances reported (quantitative analysis) as well as the nature of the accounts involved and the magnitude the adjustments have on the overall financial condition of the company. We also took into consideration how this correction might weigh on the decision of a potential investor (qualitative analysis).

Our quantitative analysis iss discussed below. In considering the nature of this adjustment we assessed the impact on our income statement, owner earnings, bond covenants, working capital, and goodwill impairment test. There are no negative consequences to these factors as a result of the error.

We weighed the potential impact on the decision of a potential investor by using key financial performance metric described in CCH Incorporated’s U.S. Master Finance Guide Second Edition. There are 22 key performance indicators presented in Chapter 14 and we assessed the impact that the correction would have on each. These ratios are calculated based on our annual December 2005 results. For 16 of the 22 KPIs this correction has no impact as most are metrics that deal with current assets and liabilities. The six remaining indicators have total assets in their denominators and as such are affected by the correction. We calculated these metrics using goodwill converted at both the historic (i.e., assets as presented in our financial statements) and current exchange rates.

See Appendix A for all the ratios.

The most noticeable change was our debt to equity ratio, which improved two percentage points when calculated at current exchange rates over the way we were calculating it under historic rates. Book value per share also increased by $0.23/share going from historic to current rates. In each case, the quotient changed but not significantly.

Among the considerations that may well render material a quantitatively small misstatement of a financial statement item are:

•  Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.
The foreign exchange conversion is a precise measurement; however, our error was not in the calculation of the conversion but in the belief that the historic rate was the correct rate at which to hold the conversion factor.

•  whether the misstatement masks a change in earnings or other trends
This misstatement had no impact on our earnings.
•  whether the misstatement hides a failure to meet analysts' consensus expectations for the enterprise

We do not provide guidance to analysts.

•  whether the misstatement changes a loss into income or vice versa
This misstatement had no impact on our earnings.

•  whether the misstatement concerns a segment or other portion of the registrant's business that has been identified as playing a significant role in the registrant's operations or profitability

This misstatement had no impact on our operations or earnings.

•  whether the misstatement affects the registrant's compliance with regulatory requirements

This misstatement does not change the status of our compliance with any regulatory requirements.

•  whether the misstatement affects the registrant's compliance with loan covenants or other contractual requirements

We assessed the impact this error had on our bond covenants by recalculating the covenants with the adjusted goodwill and equity numbers and conclude that our compliance with the bond covenants was not affected.

•  whether the misstatement has the effect of increasing management's compensation - for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation

Metrics used to measure management’s compensation were not impacted by this error.

•  whether the misstatement involves concealment of an unlawful transaction.

This error does not involve a transaction; rather it involves the conversion of foreign currency into US dollars. As such, there were no unlawful transactions concealed by this error.

Among other factors, the demonstrated volatility of the price of a registrant's securities in response to certain types of disclosures may provide guidance as to whether investors regard this misstatement as material. Consideration of potential market reaction to disclosure of a misstatement is by itself "too blunt an instrument to be depended on" in considering whether a fact is material. When, however, management or the independent auditor expects (based, for example, on a pattern of market performance) that a known misstatement may result in a significant positive or negative market reaction, that expected reaction should be taken into account when considering whether a misstatement is material.

We disclosed this error in our first quarter press release dated April 27, 2006. On April 28th, our Chief Executive Officer and Principal Accounting Officer discussed the circumstances of the error correction during our Investor Conference call. On April 28th, our stock price opened at $32.32 and closed at $34.30, an increase of $1.98. The trading activity does lend credence to qualitative assessment we speak to above, that being that the correction did not affect the financial condition of MacDermid for the fiscal years ended 2003 - 2005. Further, we believe that most analysts and investors do not put much weight on goodwill and OCI when analyzing companies with strong balance sheets and good cash flow generation, two qualities that MacDermid possesses.

ACCOUNTING UNDER FAS 52 (All dollar amounts in thousands)

When we discussed with Grant Thornton, our new auditors, our rationale related to the accounting for foreign denominated goodwill and intangibles, the crux of the conversation focused on paragraph 101 of FAS 52 Foreign Currency Translation.

While considering the guidance provided in FAS 52, we had previously considered goodwill to be a US Corporate asset and ignored the fact that the value inherent in our acquisitions is global in nature, and focused on the technical accounting aspects of the issue. We now know that holding goodwill at historic rates is incorrect. We used foreign exchange rates prevailing as of December 31, 2005 to assess the impact of this error on our 10K filed as of that date.

We analyzed the impact of this error by translating the subject balances at both historic and current foreign exchange rates. Then we calculated the difference as it should be reported in our financial statements as of December 31, 2005. The difference impacts only the balance sheet and statement of other comprehensive income, in the following accounts:

Goodwill - increases by $6,403K
Intangible Assets - increases by $788K
Other Comprehensive Income - increases by ($7,191K)

Other Comprehensive Income includes gains and losses that bypass net income by exception but affect stockholder’s equity. The purpose is to inform users of financial statements of the impact these exceptions would have had if they had been reported in the income statement. A foreign currency translation adjustment (CTA) is one of the exceptions reported as Other Comprehensive Income.

Accumulated Other Comp. Income	2005	2004
Per 10K - actual	(10,242)	11,772
Should be	(3,051)	31,481
Difference	7191	19,709
% of total OCI as reported	-70.2%	167.4%
% of total equity as reported	2.2%	6.5%
Other Comprehensive Income
As reported	25,029	62,641
Adjustment	(12,516)	7,151
Adjusted OCI	12,512	69,792
% of adjustment to total as reported	-50%	11%

These numbers are our own calculated numbers and as such have not been subjected to audit.

ANALYSIS UNDER SAB TOPIC 1-M
Under Staff Accounting Bulletin Topic 1 - M we considered both quantitative and qualitative factors specific to our financial statements, and to the guidelines provided in SAB 99.

Financial Statement Impact

Income Statement - No Effect

Foreign Currency Translation Adjustment (“FCTA”) adjustments are reported in Other Comprehensive Income (“OCI”) and as such this correction does not impact our results of operations in any period affected by the error. As such, there is no restatement necessary to correct our income statement.

BALANCE SHEET ACCOUNTS

Cash - No Effect

The translation of foreign currency into local dollars is a non-cash adjustment. As such, cash is not impacted.

Other Current Assets - No Effect

Goodwill - Impacted as follows:

	HISTORIC RATES	CURRENT RATES	DIFFERENCE	% CHANGE
2005	$236,533	$242,936	$6,403	2.7%
2004	$194,287	$210,439	$16,152	8.3%
2003	$194,200	$204,973	$10,773	5.5%

These numbers are our own calculated numbers and as such have not been subjected to audit.

The difference as a percentage of the account balances we reported spikes in 2004 as the British Pound increased against the Dollar, and appears to be material when considered in isolation. When factors such as the fact that our income statement was not impacted, and thus not misstated; that the error was not an attempt to misrepresent the financial condition of the company; that the differences above are due to currency fluctuations as opposed to managerial decisions that impact our financial condition; and that key performance indicators regarding our business used both internally and externally were not significantly impacted, we believe the magnitude of the correction becomes less substantial. We have taken all this into consideration and we do not feel this difference is material to an investor’s decision as to the financial condition of MacDermid, Inc.

Intangible Assets

	HISTORIC RATES	CURRENT RATES	DIFFERENCE	% CHANGE
2005	$40,128	$40,916	$788	2.0%
2004	$28,434	$31,991	$3,557	12.5%
2003	$30,061	$31,846	$1,785	5.9%

These numbers are our own calculated numbers and as such have not been subjected to audit.

The difference as a percentage of the account balances we reported in our financials appears, in one year, to be significant when considered in isolation. When factors such as the fact that our income statement or cash flow was not impacted, and thus not misstated; that the error was not an attempt to misrepresent the financial condition of the company; that the differences above are due to currency fluctuations as opposed to managerial decisions that impact our financial condition; and that key performance indicators used both internally and externally were not significantly impacted, we believe the magnitude of the correction becomes less substantial. We have taken all this into consideration and we do not feel this difference is material to an investor’s decision as to the financial condition of MacDermid, Inc.

Other Long Term Assets - No Effect

Total Debt - No Effect

Equity

	HISTORIC RATES	Change in Equity	% CHANGE
2005	$331,886	$7,191	2.2%
2004	$304,031	$19,709	6.5%
2003	$239,012	$12,558	5.3%

These numbers are our own calculated numbers and as such have not been subjected to audit.

The offset to the adjustments required for goodwill and intangible assets is a credit (increase) to equity. As described above, OCI is used to record the pro-forma effect of CTA adjustments that is excluded from consideration in the income statement. We compare the adjustment as a percentage of equity as there are other items impacting on OCI. These differences have no impact on our tangible net worth, and as such, the financial position of MacDermid, Inc is not impacted by this correction.

STATEMENT OF CASH FLOWS - No impact

FINANCIAL STATEMENT ANALYSIS

Segment Reporting

Our segment reporting is not affected, however, the net identifiable assets within our regional segments changed as goodwill was reallocated into the regions from which we derive benefits from the acquisition. The net identifiable assets as disclosed in our 2005 10K filing change due to the proper allocation of goodwill. Intangibles were not reallocated.

Owner Earnings

Owner Earnings is the most significant metric used by management in conveying the value added by management’s efforts to shareholders’ investments in MacDermid. It is a focal point of communications to investors, and is calculated as Net Cash flows provided by operating activities (GAAP definition) less net capital expenditures. Because this error correction is a non-cash item, owner earnings is not impacted.

Impairment Test - No Effect on Conclusion that no impairment exists

As part of our materiality assessment, we considered if additional goodwill that should have been recorded had we used current rates would have impacted our goodwill impairment test enough to change the conclusions we reached during our 2003, 2004, and 2005 analysis. We added $10,773K, $16,152K, and $6,403K to the goodwill balance our 2003, 2004, 2005 impairment test respectively. In each case, the additional adjustments to goodwill have no impact on the conclusion that goodwill was not impaired.

Bond Covenants - No Effect on Compliance

We have bonds outstanding that require us to test certain metrics in order to demonstrate that we meet restrictive covenants embedded in the bank agreements. We adjusted our goodwill balances for the years 2003, 2004, and 2005 and re-calculated the net worth, restricted payment, and indebtedness covenant tests as required if goodwill was converted at current rates. Our test revealed that MacDermid would have passed the calculation tests without triggering any default situations. As a result, we concluded that the error had no impact on our bond covenant tests.

CONCLUSION

Based on the analysis performed both at the asset balance level and at the balance sheet, income statement, and statement of cash flows levels, management believes that the adjustments necessary to correct the error in rates used to convert goodwill and intangible assets into $ US are, in some cases ,significant relative to their respective account balances, however, because the adjusted account balances had no material effect on MacDermid’s overall financial condition, and negligible effects on certain KPIs as displayed in Appendix A, management does not feel that the overall financial condition of MacDermid, Inc is misstated in our fiscal 2003, 2004, and 2005.

Please direct any questions you have to me at (720) 479-3062.

Sincerely,

MacDermid, Incorporated

Date: May 23, 2006	By:	/s/ Gregory M. Bolingbroke

Title Senior Vice President, Finance

MACDERMID, INC
Schedule Detailing the Impact of Goodwill and Intangible Adjustment on Key Performance Indicators
As of December 2005

LIQUIDITY
		Historic Rates		Current Rates		Difference

Current Ratio	Current Assets	360,360	241%	360,360	241%	-
	Current liabilities	149,811		149,811

Acid Test	Cash and A/R	236,650	49%	236,650	49%	-
	Current liabilities	478,557		478,557

ASSET UTILIZATION

A/R Turnover	Net Sales	738,043	474%	738,043	474%	-
	A/R - end of year	155,718		155,718

Collection Period (days)	A/R - end of year	155,718	76	155,718	76	-
	Sales/360 (Sales per day)	2,050		2,050

Inventory Turnover	COGS	413,311	4.45	413,311	4.45	-
	Inventory - end of year	92,973		92,973

Inventory Aging (days)	Inventory - end of year	92,973	81	92,973	81	-
	COGS /360	1,148		1,148

Total Asset T/O	Net Sales	738,043	90.81%	738,043	90.01%	-0.80%
	Total Assets	812,736		819,927

Cash Flow to Sales	Cash Flow from Operations	59,168	8.02%	59,168	8.02%	-
	Total Sales	738,043		738,043

SOLVENCY

Debt Ratio	Total Liabilities	480,850	59.2%	480,850	58.6%	0.5%
	Total Assets	812,736		819,927

Debt to Equity	Debt	301,773	91%	301,773	89%	2%
	Stockholder's Equity	331,886		339,077

Times interest Earned	Income before interest and tax	93,693	3.08	93,693	3.08	-
	Interest Expense	30,397		30,397

Debt Coverage	Total Debt	301,773	5.10	301,773	5.10	-
	Cash Flow from Operations	59,168		59,168
PROFITABILITY

Gross Profit margin	Gross Profit	324,732	44.0%	324,732	44.0%	-
	Net Sales	738,043		738,043

Profit Margin	Net Income	47,043	6.4%	47,043	6.4%	-
	Sales	738,043		738,043

Return on Total Assets	Net Income	47,043	5.79%	47,043	5.74%	-0.05%
	Total Assets, year end	812,736		819,927

Return on Equity	Net Income	47,043	14.17%	47,043	13.87%	-0.301%
	Equity, at year end	331,886		339,077

MARKET VALUE

Owner Earnings	Cash flow from ops less net capex	$46,529		$46,529		$ -

EPS	Net Income	47,043	$ 1.52	47,043	$ 1.52	$ -
	Shares Outstanding	30,893		30,893

Price Earnings	Market price/share -Apr 27	$ 27.90	18.32	$ 27.90	18.32	-
	EPS	$ 1.52		$ 1.52

Book Value per Share	Total Equity	331,886	$10.74	339,077	$10.98	$ 0.23
	Shares outstanding	30,893		30,893

Dividend Yield	Dividend per share	$ 0.24	0.86%	$ 0.24	0.86%	$ -
	Market price/share	$ 27.90		$ 27.90

Dividend Payout	Dividend per share	$ 0.24	15.8%	$ 0.24	15.8%	$ -
	EPS	$ 1.52		$ 1.52